

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed May 22, 2020**
> **File No. 333-237990**

Dear Mr. Shi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2020 letter.

Amendment No. 1 to Form F-1

Risk Factors
Your Investment in the ADSs may be impacted if we are encouraged to issue CDRs in the future, page 67

1. Please explain how your ADSs might be negatively impacted if you are encouraged to issue CDRs in the future.

Financial Statements
22. Subsequent Events, page F-80

2.   Refer to the disclosure of the issuance of new share options. Please disclose the total fair value of the options issued in April 2020 and tell us how you determined this valuation. Also, please discuss in MD&A the number of options that will be exercisable at the commencement date of exercise.   Disclose the total compensation expense from all issued options that you anticipate will be recognized upon the commencement date of exercise. Clarify on page F-21 and elsewhere in your disclosures, as applicable, what it means to recognize compensation expense on a graded vesting basis.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Z. Julie Gao